AMENDED AND RESTATED
SECTIONS 1 THROUGH 3 OF ARTICLE V OF THE BY-LAWS
OF
PREMIER POWER RENEWABLE ENERGY, INC.

ARTICLE V
STOCK

SECTION 1. CERTIFICATES OF STOCK. Certificates of stock, signed by the Chairman or Vice Chairman of the Board of Directors, if they be elected, Chief Executive Officer, Chief Operating Officer, President or Vice-President, and the Treasurer or an Assistant Treasurer, or Secretary or an Assistant Secretary, shall be issued to each stockholder certifying the number of shares owned by him in the corporation. Any of or all the signatures may be facsimiles.  Notwithstanding the above, the Board of Directors may provide, by resolution, that some or all of any class or series of shares shall be uncertificated shares, provided, however, that any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation.

SECTION 2. LOST CERTIFICATES. A new certificate or uncertificated shares of stock may be issued in the place of any certificate theretofore issued by the corporation, alleged to have been lost or destroyed, and the Directors may, in their discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate, or the issuance of any such new certificate or new uncertificated shares.

SECTION 3. TRANSFER OF SHARES. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or evidence of the issuance of uncertificated shares to the shareholder entitled thereto, cancel the old certificate, record the transaction upon the corporation’s books, and whenever a transfer shall be made for collateral security, and not absolutely, the transfer shall be so expressed in the records for such transaction.  Upon the surrender of any certificate for transfer of stock, such certificate shall at once be conspicuously marked on its face "Cancelled" and filed with the permanent stock records of the corporation.   Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the shareholder entitled thereto and the transaction shall be recorded upon the books of the Corporation.  If the corporation has a transfer agent or registrar acting on its behalf, the signature of any officer or representative thereof may be in facsimile.  The Board of Directors may appoint a transfer agent and one or more co-transfer agents and registrar and one or more co-registrars and may make or authorize such agent to make all such rules and regulations deemed expedient concerning the issue, transfer and registration of shares of stock.  Within a reasonable time after the issuance or transfer of uncertificated shares by the corporation, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates of certificated shares pursuant to Section 151, 202(a) or 218 (a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of the General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.